UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019.

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

+86- 023-86330158– telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Directors

On August 13, 2019 and following resignation of Ms. Hu, the Nominating Committee of China Xiangtai Food Co., Ltd. (the “Company”) approved the appointment of Mr. David J. Moss and Montgomery Simus to the Board of Directors of the Company, effective upon the trading commencement date of Company’s ordinary shares and until the Company’s next annual meeting of shareholders, or until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

Company’s Compensation Committee approved the Company to compensate Mr. Moss an annual cash amount of $55,000 and stock option for up to 55,000 shares at an exercise price of $5.00 exercisable for three years from the date of issuance. It also approved the Company to compensate Mr. Simus an annual cash amount of $40,000 and stock option for up to 40,000 shares at an exercise price of $5.00 exercisable for three years from the date of issuance. The cash payments and stock options should be due and vested on a quarterly basis starting on the three month anniversary following the trading commencement date.

The foregoing description of the terms of the director compensation does not purport to be complete and is qualified in its entirety by reference to the full text of the Director Offers, which are filed as Exhibits 10.1 and 10.2 and are incorporated herein by reference.

Both Mr. Moss and Mr. Simus are qualified as an “independent directors,” and Mr. Moss qualified as an “audit committee financial expert” in accordance with Rule 10A-3 under the Securities Exchange Act of 1934 (subject to any applicable exemptions) and as specified in Rule 5605 (c)(1) of the Company Guide of the NASDAQ Stock Market Rules.

Both Mr. Moss and Mr. Simus have been appointed as members of the Audit Committee, Nominating Committee and Compensation Committee, and Mr. Moss has also been designated as the Chairperson of the Audit Committee. The Company believes that Mr. Moss’s appointment will further improve the adequacy and effectiveness of its accounting and internal control policies and procedures, as well as the control of major financial risk exposures.

The biographies of the newly appointed directors are as follows:

David J. Moss, Independent Director, Chair of Audit Committee, Member of Nominating Committee and Compensation Committee

Mr. Moss, age 49, has been the CFO and co-founder of INmune Bio (Nasdaq: INMB) since the formation of the Company in September 2015. Mr. Moss has founded, funded and taken public various companies in a variety of industries since 1995, most recently Tonix Pharmaceuticals (NASDAQ: TNXP). Mr. Moss was a founding investor in Reliant Service Group LLC, which was acquired in 2015 by a leading private equity firm. Mr. Moss previously served as Managing Director, Corporate Finance for a New York-based securities firm, where he advised companies on corporate strategy, financings and business development. Prior to that, he served as Managing Partner at a Seattle-based venture capital firm. Mr. Moss holds an MBA from Rice University and a BA in Economics from the University of California, San Diego.

Montgomery Simus, Independent Director, Member of Audit Committee, Nominating Committee and Compensation Committee

Mr. Montgomery Simus, age 51, has over 25 years’ experience in structuring, growing and optimizing profitable enterprises in international markets byapplying innovative approaches to investment pipeline development, project finance, technology deployment and emerging market business development. He has been the Vice President of Business Development and International Investments at The Bayat Group since 2012, a US$250M frontier market-focused business and philanthropic organization with offices in Afghanistan, India, United Arab Emirates, and USA. Prior to that, he was the International Business Development Manager at Gibson Guitar Corporation from 2007 to 2012.

Mr. Simus graduated from Yale University in 1989 with a Bachelor of Arts degree in History. He received his Master in Public Policy from Harvard University in 1991. Mr. Simus served as a Senior Advanced Leadership Initiative Fellow at Harvard from 2015 to 2017, and since 2017, Mr. Simus has been an Associate in Environmental Science and Engineering at the John A. Paulson School of Engineering and Applied Sciences, Harvard University.

There are no family relationships between the newly appointed directors and any other employees or members of the Board of Directors of the Company.

Resignation of Director

Prior to the appointment of Mr. Moss and on the same date, Ms. Peng Hu tendered her resignation as the Director of the Company, effective immediately. The resignation did not result from any disagreement regarding the Company’s financial reporting or accounting policies, procedures, estimates or judgments.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Director Offer Letter to David J. Moss
10.2	Director Offer Letter to Montgomery Simus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2019	CHINA XIANGTAI FOOD CO. LTD.

	By:	/s/ Zeshu Dai
	Name:	Zeshu Dai
	Title:	Chief Executive Officer and Chairwoman of the Board